Mail Stop 3561

       July 21, 2005

Marie D. Hlavaty, Esq.
Vice President and General Counsel
Visant Corporation
Visant Holding Corp.
One Byran Brook Place, Suite 202
Armonk, New York 10504

	Re: 	Visant Corporation
		Registration Statement on Form S-1
Filed June 21, 2005
		File No. 333-126002

      Visant Holding Corp.
Post-Effective Amendment No. 3 to Registration Statement on Form
S-4
      Filed June 21, 2005
      File No. 333-112055

		Form 10-K for Fiscal Year Ended January 1, 2005
      Form 10-Q for Fiscal Quarter Ended April 2, 2005
		File No. 333-112055

Dear Ms. Hlavaty:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Visant Corporation
Registration Statement on Form S-1

Cover Page
1. Please specify the principal amount of debt at maturity you are registering.
2. Throughout your prospectus, you make several references to "certain circumstances," "certain conditions," "certain qualifications and exceptions," and "certain events." For instance, we note the disclosure in the risk factors "We have a substantial amount of indebtedness . . .," "Repayment of our debt, including the notes . . .," and "We may not be able to repurchase notes . . . ."
Replace the term "certain" with a brief description of what makes the information qualify as "certain." Also, where appropriate, please reference where in the registration statement more detailed information may be found.

Special Note Regarding Forward-Looking Statements, page ii
3. Please relocate the "Special Note Regarding Forward-Looking Statements" and "Industry and Market Data" sections to a more appropriate part of the prospectus. The prospectus forepart should consist of only the cover page, summary and risk factors sections.

Industry and Market Data, page iii
4. We note your representations that the industry, market and competitive position data that you have obtained from other sources are "believed to be reliable, although they do not guarantee the accuracy or completeness of such information." Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Summary, page 1
5. Please revise the first paragraph to clarify that this summary highlights the "material" information regarding the offering and delete the language indicating that the prospectus does not contain all the information that may be important.
6. Please avoid reliance on defined terms such as those in the introductory paragraph to your summary. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June
7, 1999) sample comments 3 and 5.
7. The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in your business section. Please revise to eliminate the "Business Strengths" and "Business Strategy" sections since that information is more appropriately discussed in the complete business section. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503 (a) of Regulation S-K.

The Transactions, page 6
8. Please identify the "co-investors" and "certain members of management" that co-own Visant Corporation. Also, please clarify in the second paragraph in this section the ownership interests in your parent of the other co-investors and members of management as of June
1, 2005.

Change of Control, page 10
9. Please disclose that you may not have sufficient funds to repurchase the notes upon a change of control. Disclose that restrictions in your senior secured credit facilities may limit your ability to repurchase the notes upon a change of control.

Summary Historical and Pro Forma Consolidated Financial Data, page
11
10. Please cross reference the column of pro forma results to the unaudited pro forma financial statements that are presented on page
31.
11. Please revise the table to present five years of historical results of operations.
12. Please revise the table to remove the column for fiscal year 2003. It appears that you are including the results of operations of
Von Hoffmann and Arcade prior to the period of common control as well as combining the results of Jostens prior to and subsequent to the time when there was a change in accounting basis. We note that it is not appropriate to present what are essentially pro forma results of operations for periods beyond the most recent year. Further, it is generally not appropriate to present the results of operations for an entire year when there was a change of basis in the middle of the year.

Risk Factors, page 13
13. Please revise the introductory paragraph to clearly indicate that the material risks are disclosed. Also, delete the third and fourth sentences referring to additional risks and uncertainties since these sentences mitigate the risk factors listed.
We have a substantial amount of indebtedness . . ., page 13
14. Please specify the important qualifications and exceptions that would allow you to incur significant additional indebtedness in the future or reference where in the registration statement this information may be found.

The terms of our new senior credit facilities and the indentures .
..
.., page 15
15. Please state here and in your "Liquidity and Capital
Resources"
section whether you are currently in compliance with all of your covenants.

We may not be able to achieve all of our expected cost savings . .
..,
page 21
16. Please briefly describe your cost savings plan. For instance, describe the activities from which you expect to derive substantial cost savings.

A deterioration in labor relations or labor availability . . ., page
26
17. Please specify the number of Lehigh Direct employees covered by the collective bargaining agreement that was due to expire in April
2005.

Our controlling shareholders may have interests that conflict with yours, page 28
18. Please identify the investors who collectively control your affairs and policies.

The Transactions, page 30
19. Please clearly explain the chronological order of the transactions, the reasons for engaging in the transactions and the benefits accruing to the parties to the transactions.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 31
20. We note your disclosure that the tax rate is 37% for the adjustment. However, this produces a net tax rate that is significantly less than 37%. Revise your disclosures to better explain how you determined that the final pro forma income tax benefit was reasonable. It appears that non-deductible interest may have had an impact on the net benefit.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 36
21. We note that fiscal 2003 consisted of 53 weeks, one more than fiscal years 2004 and 2002. Please revise your explanations of changes between periods to discuss the impact of the additional week during fiscal 2003. Please also consider the number of weeks when discussing the change between periods for your results of operations for the interim period. See Item 303(a)(3) and of Regulation S-K.
22. Please remove the column for the twelve month 2003 period here and elsewhere in the discussion. Revise your discussion of the period ended January 1, 2005 compared to the 2003 period to remove any reference to and discussion of the combined 2003 results. Additionally, you should include a brief discussion of each individual stub period.

Three Months Ended April 2, 2005 Compared to the Three Months
Ended
April 3, 2004
23. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, we note the reasons listed for the increase in Print Group`s net sales, the changes in gross margin and the decrease in selling and administrative expenses for three months ended April 2, 2005.

Selling and administrative expenses, page 44
24. Please specify the cost reduction initiatives that contributed to the decrease in selling and administrative expenses.

Liquidity and Capital Resources, page 52
25. Please revise your disclosures to include a discussion of all periods presented. We note that your current disclosures only discuss the first quarter of the current fiscal year compared to the prior year.
26. Please include a discussion of cash flows from investing and financing activities.
27. Your disclosure in the third sentence of the fourth paragraph appears to contradict your statement in the second sentence that you expect available cash flows will be sufficient to meet cash requirements during the next twelve months. Please explain to us and substantially revise your disclosures to clarify that you expect cash flows from the various sources to meet expected cash requirements over the next year. Your current disclosure implies that the assumptions used may not be appropriate. If you believe your assumptions are critical to a reader understanding your conclusion, you may want to explain them in your revised disclosures. Refer to
Items 303(a)(1) and (2) of Regulation S-K.
Contractual Obligations, page 53
28. We note that you include in the table of contractual obligations your precious metals forward contracts of $10.1 million, but do not include any amounts related to your printing group. Please include a separate line item in the table for all purchase obligations as required by Item 303(a)(5)(ii)(D) of Regulation S-K, or explain to us the reasons why you do not have any purchase obligations that will require cash during the periods presented in your table.
29. Please tell us why you do not include in your contractual obligations table the amounts included in your net pension liabilities line item on your consolidated balance sheet under generally accepted accounting principles. Please also include any other types of postretirement costs requiring cash funding for the periods presented. Refer to Item 303(a)(5) of Regulation S-K.

Business, page 56
30. Please provide support for your statements of leadership throughout this section. As examples, we note:

* Your statement that you are a "leading North American specialty printing, marketing and school-related affinity products and services enterprise . . .," page 56;

* Your statement that more than 80% of your net sales for fiscal
2004
were generated from products and services for which you believe you have the number 1 or number 2 market position in North America and the statements regarding the market share positions for Jostens and
Von Hoffman, page 56;

* The statements of leadership related to Jostens on pages 59-60;

* Your statement that "Von Hoffman is a leading manufacturer of four-
color case-bound and soft-cover educational textbooks . . .," page
60

* Your statement that Lehigh Lithographers is a "market leader in cover component manufacturing, principally highly differentiated book covers, for the ELHI and college market sectors . . .," page 61

* Your statement that "Arcade is a leading global marketer and manufacturer of multi-sensory and interactive advertising sampling systems . . .," page 63

* Your belief that "Arcade`s innovative sampling systems have altered the economics and efficiencies of product sampling in the cosmetic and fragrance markets," page 63

* Your belief that "Arcade`s formulation capabilities are among the best in the cosmetics and fragrance sampling industry," page 65;
and

* Your belief that Jostens is "the largest of the national competitors in yearbooks, class rings and graduation products based on the number of schools served," page 66.
Also, please provide us with the sources of the statistical information upon which you rely. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing.

Our Company, page 56
31. Please clarify what you mean when you say that you have long-standing relationships with administrators in over 25,000 schools. For instance, please specify whether you have any long-term contracts with any of these schools.

Intellectual Property, page 69
32. Please identify and specify the duration of your material trademarks, licenses, and patents.

Legal Proceedings, page 72
33. We note the disclosure in the fourth paragraph of this section regarding the possible payment of back duties and fees. If possible, please quantify the amount that may be owed.

Certain United States Federal Income Tax Consequences, page 154
34. Please revise the heading of this section and the disclosure in the first paragraph in the section to indicate, if true, that you have discussed the material United States federal income tax consequences.



Consolidated Financial Statements - Visant Corporation

General
35. Please update your financial statements and other financial disclosures in your next amendment to include the applicable interim periods as required by Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-5

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies
36. Please disclose in a footnote the types of amounts you include in the cost of products sold and the selling and administrative expense line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in the cost of products sold line item. If you currently exclude a portion of these costs from cost of products sold, please tell us and disclose:

a. in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

b. in management`s discussion and analysis that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others may exclude a portion of them from gross margin, including them instead in a lines item such as selling
and administrative expenses.
37. Please tell us if you pay slotting fees, engage in cooperative advertising programs, have buy-down programs or make other payments to resellers of your products. If so, please explain to us the nature of these activities and how they operate and disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of
arrangement
is included in.  For each expense line item that includes these types
of arrangements, please disclose the related amounts included in that
line item.  For each type of arrangement treated as an expense rather
than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09. Please also discuss in management`s discussion and analysis any significant estimates resulting from these arrangements.
38. Please disclose your accounting policy for advertising costs. Please also disclose the amount of advertising costs for all periods presented as required by SOP 93-7.
39. You disclose in management`s discussion and analysis on page
38
your restructuring activities during fiscal 2004. Please provide a summary of the activity in the reserve account as of January 1, 2005.

Revenue Recognition, page F-17
40. You disclose in management`s discussion and analysis and results of operations that revenue recognition in many cases depend on specific shipping terms that vary by customer. Please expand your disclosures here to explain how shipping terms often determine when you recognize revenue on the sale of products and services.

Note 8.  Accounts Receivable and Inventories, page F-25

Precious Metals Consignment Arrangement
41. Your disclosure suggests that the terms of your arrangement with the financial institution allow you to receive on consignment and process raw materials prior to reflecting these materials in asset and liability accounts on your balance sheet. Please explain to us in detail your basis in generally accepted accounting principles for not recording these materials until they are shipped to customers as a product. Explain to us who holds title to the materials during the time the materials are in your possession, and the point at which title transfers to you.

Note 3.  2003 Jostens Merger, page F-21
Note 10.  Goodwill and Other Intangible Assets, page F-26
42. You disclose in Note 3 that the purchase price allocation for the
Jostens merger included the assignment of $710 million to goodwill and $660 million to intangible assets. Further we note from your note disclosure here that school and customer relationships account for $365 million of the total amount of intangible assets as of January 1, 2005. Tell us what portion of the amounts recorded for school and customer relationships relate to Jostens. Given the strong, long-standing relationships with school administrators along with the related contracts and the fact that the vast majority of the
revenues of Jostens are derived from its relationships with these same institutions, please explain to us in detail your basis for not allocating more to of the purchase price to school and customer relationships and the related contracts with these institutions. Provide us with the assumptions used to calculate the amounts allocated to goodwill and school and customer relationships at Jostens.
43. We note that nearly 40% of your total other intangible assets as
of January 1, 2005 relate to your trademarks that have indefinite lives. Please provide us a detailed listing of your indefinite live trademarks, including the remaining legal life of each trademark
and
related renewal terms.  For the trademarks that you owned on the date
you transitioned to SFAS 142, please also provide the amortization life used for each of these trademarks prior to SFAS 142. Additionally, please describe to us the circumstances that support classification of your trademarks as indefinite lived. In this regard, tell us why you believe consumer habits, typical product life cycles, competitive and other economic factors do not limit the useful lives of the trademarks. To the extent these trademarks were not previously amortized over the maximum amortization period of
40
years under APB 17, please explain to us the events or circumstances that caused them to become indefinite lived intangibles assets.

Note 11.  Long-term Debt, page F-28
44. You disclose in the last paragraph on page F-31 the various covenants you are required to maintain in connection with your credit facilities and debt agreements. Please tell us and revise your disclosures to indicate if you are in compliance with these covenants as of January 1, 2005 and the repercussions of not meeting them. Please also disclose the existence of any cross-default provisions.
Refer to Rule 4-08(c) of Regulation S-X.
45. You disclose that the covenants related to your credit facilities and debt arrangements include restrictions on dividends. Please revise your footnote disclosures to include the specific nature of the restrictions on dividends by you as required by Rule 4-08(e)(1)
of Regulation S-X. Please also tell us the specific restrictions on any consolidation, merger or transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that the restricted assets do not exceed the 25% threshold. If the restricted assets exceed the
25% threshold, please revise your financial statements to include the disclosures required by Rule 4-08(e)(3) of Regulation S-X and
Schedule I, which as discussed under Rules 5-04 and 12-04 of Regulation S-X.

Note 18.  Business Segments, page F-48
46. You disclose that you have two reportable segments, Jostens and the Print Group. Please explain to us how you determined that you have only two reportable segments. Based upon the nature of your products (e.g. rings and yearbooks for Jostens) it appears that you may have additional reportable segments. Please support your discussion with quantitative information where
necessary
and provide us with examples of reports that you prepare and use to
manage your business.  Refer to SFAS 131.
47. We note that you provide assets by segment on page F-49.
Please
revise your disclosures to provide the components of your recorded goodwill by segment for all periods presented. Refer to paragraph 45 of SFAS 142.

Exhibits
48. Please file new legal opinions as exhibits to the registration statement. See Item 601(b)(5) of Regulation S-K.

Exhibit 25.1
49. You may not incorporate a Form T-1 by reference to a previous filing because a Form T-1 requires recent information. See Manual of
Telephone Interpretations, Interpretation T.34. (July 1997).

Visant Holding Corporation
Post-Effective Amendment No. 3 to Registration Statement on Form
S-4
50. Please apply the above comments to your post-effective
amendment,
as applicable.
51. We note that this is a post-effective amendment to the Form S-
4
regarding an exchange offer. Please include disclosure regarding the exchange offer or advise us why you have not included this information.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page F-12
52. We note from your disclosures in the filing that there may be agreements between you and your stockholders and their affiliates. Please disclose in a footnote the nature of these related party transactions and the other disclosures required by paragraphs 2 through 4 of SFAS 57.



53. We note that you have more than one class of common stock outstanding as of January 1, 2005. Please disclose in a footnote a description of each class outstanding, your capital structure, and any unusual rights and privileges of each class of common stock outstanding. Refer to paragraph 4 of SFAS 129.

Exhibit 5.1
54. Counsel should confirm our understanding that its reference to the "corporate laws of the State of Delaware" includes the statutory provisions and also all applicable provisions of the state constitution and reported judicial decisions interpreting these laws.

Form 10-K for the Fiscal Year Ended January 1, 2005
55. Please apply the above comments to your Form 10-K, as applicable.

Form 10-Q for the Fiscal Quarter Ended April 2, 2005

Controls and Procedures, page 27
56. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item
308(c) of Regulation S-K.



*	*	*	*	*

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the
Commission from taking any action with respect to the filings;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.











      You may contact Milwood Hobbs at (202) 551- 3241 or Mike
Moran,
Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.
Please contact Howard M. Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any
other questions.

								Sincerely,



								H. Christopher Owings
								Assistant Director

cc (via fax):	Rise B. Norman, Esq.



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Marie D. Hlavaty, Esq.
Visant Corporation and Visant Holding Corp.
July 21, 2005
Page 1